UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02036496

NO ACT
P.E 1-24-02
1-06991

April 3, 2002

Allison D. Garrett
Vice President & Assistant General Counsel
Wal-Mart Stores, Inc. Legal Team
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-8095

Act	1934
Section	
Rule	14A-8
Public Availability	4/3/2002

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

Dear Ms. Garrett:

This is in response to your letters dated January 24, 2002, January 29, 2002 and February 27, 2002 concerning the shareholder proposal submitted to Wal-Mart by the Sisters of Charity of Saint Elizabeth, the Sisters of Saint Dominic of Caldwell, NJ, Catholic Healthcare West, the Sisters of Mercy of the Americas and the Sisters of the Presentation of the Blessed Virgin Mary. We also have received a letter on the proponents' behalf dated February 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 2 2 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Paul M. Neuhauser
5770 Midnight Pass Road
Sarasota, FL 34242

WAL★MART

RECEIVED ... -5 PM 3:06

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant General Counsel
LAURA JAMES
Paralegal

ANTHONY D. GEORGE
Senior Corporate Counsel I
KRISTOPHER ISHAM
Paralegal

January 29, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Correction to No-Action Request dated January 24, 2002 Relating to an Equal Opportunity Report Shareholder Proposal Submitted by the Sisters of Charity of Saint Elizabeth and four other shareholders (collectively, the "Proponents")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart filed a request with the Commission regarding the omission of a shareholder proposal submitted by the Proponents from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders. The second paragraph of the letter states, in pertinent part: "Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002." The cited sentence contains a typographical error. Wal-Mart intends to commence mailing the proxy materials for its 2002 Annual Meeting of Shareholders by no later than April 15, 2002, and not April 12, 2002.

By copy of this letter, Wal-Mart is notifying the Proponents of its correction of the typographical error contained in the no-action request.

Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further. We apologize for any inconvenience this error may have caused the Staff or the Proponents. Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

005249.00034:645809.01

cc: Sisters of Charity of Saint Elizabeth
Sisters of Mercy of the Americas
Sisters of the Presentation of the Blessed Virgin Mary
Catholic Healthcare West
Sisters of Saint Dominic of Caldwell, NJ

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant General Counsel
LAURA JAMES
Paralegal

ANTHONY D. GEORGE
Senior Corporate Counsel
KRISTOPHER ISHAM
Paralegal

January 24, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Equal Employment Opportunity Report Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The Proposal was submitted by the Sisters of Charity of Saint Elizabeth and four other shareholders (collectively, the "Proponents"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2002 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

On December 7, 2001, Wal-Mart received the first of five individual letters from the Proponents requesting that the Proposal be included in Wal-Mart's 2002 Proxy Materials. The Proposal requests that Wal-Mart prepare a report containing the following information:

> "1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category.
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
> 4. A general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i) on the grounds that (a) the Proposal deals with substantially the same subject matter as proposals that have been included in the Company's proxy materials within the preceding five calendar years and that did not receive the requisite votes to permit their resubmission; and (b) the Proposal relates to Wal-Mart's ordinary business operations.

The Proposal Is Not Eligible for Resubmission (Rule 14a-8(i)(12))

The Proposal, submitted by the Sisters of Charity of Saint Elizabeth as primary filer and entitled "Shareholders' Request for the Company's Equal Employment Opportunity Report," requests that Wal-Mart's management prepare a report containing statistics on the Company's employment of women and racial and ethnic minorities and descriptions of the Company's programs and policies for the advancement of employees who are women or members of racial or ethnic minority groups. Proposals dealing with substantially the same subject matter were submitted to the Company in 1995, 1999 and 2000, and Wal-Mart included these proposals in its proxy materials in each of those years. In 1999 and 2000, the proposals did not receive sufficient percentages of the total votes cast to cause the Proposal to be eligible for resubmission for inclusion in the 2002 Proxy Materials.

In 1999 and again in 2000, Wal-Mart included proposals in its proxy materials that were submitted by the Sisters of Charity of the Incarnate Word as primary filer and entitled "Glass Ceiling Review" (together, the "1999 and 2000 Proposals"). Copies of the 1999 and 2000 Proposals as they appeared in the Company's proxy materials are attached to this letter as, respectively, Exhibit B and Exhibit C. Both the 1999 and 2000 Proposals requested that Wal-Mart prepare a report responding to recommendations made by the "Glass Ceiling Commission," which would include information on steps being taken by the Company and its management to address what the 1999 and 2000 Proposals called the "glass ceiling" issue. The "glass ceiling" is defined in the 1999 and 2000 Proposals as "invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions." Specifically, the 1999 and 2000 Proposals asked for a report containing:

> "1. Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.
> 2. Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.
> 3. An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling.
> 4. The top one hundred or one percent of company wage earners broken down by gender and race."

The 2000 Proposal added an additional request that was not contained in the 1999 Proposal:

> "Plans of the CEO and Board to address the glass ceiling issue."

The 1999 Proposal received 4.8% of the total votes cast thereon at Wal-Mart's 1999 annual meeting of shareholders and the 2000 Proposal received 4.9% of the total votes cast thereon at Wal-Mart's 2000 annual meeting of shareholders, in each case, not including abstentions or broker non-votes. Therefore, if the Staff agrees that the Proposal deals with substantially the same subject matter as the 1999 and 2000 Proposals, then Wal-Mart may exclude the Proposal in accordance with Rule 14a-8(i)(12).

Although the "Whereas" clauses have been updated, the "Resolved" portion of the Proposal is almost identical in wording to a proposal, submitted by the Amalgamated Clothing and Textile Workers Union, that Wal-Mart included in its proxy materials in 1995 (the "1995 Proposal"). A copy of the 1995 Proposal as it appeared in the Company's proxy materials is attached to this letter as Exhibit D. The 1995 Proposal sought a report containing the same four elements requested by the Proposal. The only substantive difference is that the 1995 Proposal requested one additional element that is not requested in the Proposal. The 1995 Proposal received 5.5% of the total votes cast thereon.

In 2000, Wal-Mart sought no-action to exclude the 2000 Proposal in accordance with Rule 14a-8(i)(12) on the grounds that it dealt with substantially the same subject matter as the 1999 Proposal and the 1995 Proposal. The Staff declined to grant no-action to Wal-Mart, stating that it was unable to concur in Wal-Mart's view that it could exclude the 2000 Proposal under Rule 14a-8(i)(12). *Wal-Mart Stores, Inc.* (April 11, 2000). The Staff's decision was presumably based upon a finding that, while the 2000 Proposal dealt with substantially the same subject matter as the 1999 Proposal, it did not deal with substantially the same subject matter as the 1995 Proposal. Wal-Mart makes this presumption based upon the fact that Mr. Paul Neuhauser, writing on behalf of the Proponents, conceded that "[w]e quite agree that the Proponents' shareholder proposal (the "2000 Proposal") deals with substantially the same subject matter as did the proposal which appeared in Wal-Mart's 1999 proxy statement." *Wal-Mart Stores, Inc.* (April 11, 2000).

Because the operative portion of the Proposal is identical to the operative portion of the 1995 Proposal (with the exception that the Proposal does not contain one of the elements contained in the 1995 Proposal), and in light of the Staff's response to the Company's no-action request with respect to the 2000 Proposal, Wal-Mart understands that, in order for the Staff to find that the Proposal is excludable under Rule 14a-8(i)(12), the Staff must essentially reconsider whether the 1995 Proposal dealt with substantially the same subject matter as the 1999 and 2000 Proposals. Wal-Mart respectfully requests that the Staff reconsider this matter.

In adopting current Rule 14a-8(i)(12), the Commission changed the language of the earlier rule, which had referred to resubmissions of the same proposal, to refer to resubmissions dealing with substantially the same subject matter. The Commission did this so that proponents could not avoid the minimum percentage vote threshold for resubmission "by simply recasting the form of the proposal, expanding its coverage, or by otherwise changing the language in a manner that precludes one from saying that the proposal is identical to a prior proposal." Rel. No. 34-19135 (October 14, 1982). In considering whether a proposal deals with substantially the same subject matter, the Commission indicated that the overall substantive concern raised by the proposal is the essential factor, rather than any specific language or proposed actions. Rel. No. 34-20091 (August 18, 1983). The Staff has followed this interpretation on numerous occasions. In *Chevron Corp.* (March 4, 1999), the proponent attempted to submit a proposal asking the board of directors to issue a report on Chevron's code of business conduct with respect to human rights and environmental responsibility. Although the proposals were worded differently and asked the board of directors to take different actions, the Staff found that the proposals, "when viewed together with their supporting statements, all appear to focus on Chevron's operations in Nigeria." The following are additional examples of no-action requests that were granted by the Staff based on Rule 14a-8(i)(12) where the proposals were not identical in either form or substance, or both, but were found to deal with substantially the same subject matter: *General Electric Co.* (January 29, 1999) (the proposals "when viewed together with their supporting statements, appear to focus on decommissioning reactors and halting General Electric's promotion of nuclear power"); *Eastman Chemical Co.* (March 27, 1998); *AT&T Corporation* (February 17, 1998); *Eastern Chemical Co.* (February 28, 1997); *Great Lakes Chemical Corporation* (February 22, 1996); *Gannett Co., Inc.* (February 12, 1996); *Bristol-Myers Squibb Co.* (February 6, 1996); *United Technologies Corp.* (January 11, 1995); *A.O. Smith Corp.* (December 22, 1994); *American Brands, Inc.* (February 10, 1994); *Minnesota Mining and Manufacturing Co.* (January 21, 1994); *International Paper Co.* (December 22, 1993); *The Gillette Company* (February 25, 1993); *American Brands, Inc.* (February 10, 1993); *Kennametal, Inc.* (August 24, 1992); *The Interpublic Group of Companies, Inc.* (April 3, 1992); and *General Electric Co.* (January 14, 1986).

Although the wording of both the 1995 Proposal and the Proposal is somewhat different from that of both the 1999 and 2000 Proposals, the subject matter of the two formulations of this "equal opportunity employment" proposal is substantially the same.

- Both formulations of this proposal seek data on the Company's current employment of women and minorities broken down by "gender" (1999 and 2000 Proposals) or "sex" (1995 Proposal and the Proposal), and "race" (all four proposals). See (1) in the 1995 Proposal and the Proposal, (4) in the 1999 Proposal and (5) in the 2000 Proposal. (Note: In his response on behalf of the proponents of the 2000 Proposal, Mr. Neuhauser argued that the 2000 Proposal differed from the 1995 Proposal in that the 1995 Proposal requested a chart of all employees, while the 2000 Proposal requested a chart of a smaller subset of employees. This type of argument was rejected in *General Motors Corp.* (March 18, 1999), where the Staff concurred with General Motors that it could exclude the proposal under Rule 14a-8(i)(12)(ii). In that instance, the 1994 and 1998 proposals submitted to GM by the proponent dealt with slave labor in the Soviet Union and China, while the 1999 proposal covered only slave labor in China. Thus, the proponent's attempt to modify the proposal sufficiently to escape exclusion under Rule 14a-8(i)(12) by limiting its scope was not successful.)

- Both formulations of this proposal seek a description of the Company's policies and programs to increase numbers of women and minorities in responsible positions. See (2) and (3) in the 1995 Proposal and the Proposal, (2) in the 1999 Proposal and (3) in the 2000 Proposal.

The main substantive difference between the two formulations of the proposal is that the Proposal seeks a description of how the Company publicizes its affirmative action policies to its suppliers, while the 1999 and 2000 Proposals seek an explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling. Wal-Mart believes that this difference constitutes an attempt by the Proponents at "recasting the form of the proposal, expanding its coverage, or . . . otherwise changing the language in a manner that precludes one from saying that the proposal is identical to a prior proposal." Rel. No. 34-19135. The Proponents have kept substantially the same subject matter, as illustrated above, but have changed a few details of the proposals in an attempt to avoid the applicable resubmission thresholds. Thus, because the resubmission threshold prevented the Proponents from resubmitting the form of the proposal that was included in the Company's proxy materials in 1999 and 2000, the Proponents have returned to the earlier formulation of the proposal, which was last included in Wal-Mart's proxy materials in 1995. This is precisely the situation that the Commission intended to address when it amended Rule 14a-8(i)(12). If the Proponents are permitted to continue this strategy of alternating between the "Equal Opportunity Report" and "Glass Ceiling" forms of this proposal, they will be able to submit proposals dealing with substantially the same subject matter to the Company more often than they would be able in accordance with the vote thresholds set forth in Rule 14a-8(i)(12), thus flouting the purpose of Rule 14a-8(i)(12). This constitutes an abuse of the proxy process in violation of the stated purpose of Rule 14a-8(i)(12), and implicates the Commission's observation that "contrary to the rule's stated objective, security holders of a number of issuers are being called upon to vote over and over again on issues in which they have shown little interest." Rel. No. 34-19135.

As the Proposal deals with substantially the same subject matter as proposals that have been included in the Company's proxy materials within the preceding five calendar years and did not receive the requisite votes to permit their resubmission, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(12).

The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal violates both of these policy considerations. By requesting information on Wal-Mart's internal employment policies and statistics, the Proposal seeks to interfere in the Company's management of its workforce. In Release No. 40018, the Commission stated that management of the workforce is one example of a task that is fundamental to management's ability to run a company. Additionally, the intended effect of the Proposal is the micro-management of the Company's employment practices by the shareholders. The Staff has agreed repeatedly that proposals requesting the preparation of reports addressing diversity issues, such as equal opportunity and affirmative action, relate to employment matters and therefore relate to a company ordinary business operations. See, e.g., *The Home Depot* (February 24, 1998) (request that company prepare a report on its affirmative action policies and programs); *AT&T Corporation* (February 17, 1998) (request that company prepare a report on its affirmative action programs); *Rite Aid Corp.* (January 26, 1998) (request that company prepare a report on its affirmative action policies and programs); *ConAgra, Inc.* (July 10, 1997) (request that company prepare a report on its affirmative action policies and programs); *GTE Corporation* (January 8, 1997) (request that company prepare a report on its affirmative action policies and programs); and *Wal-Mart Stores, Inc.* (March 12, 1996) (request that board of directors prepare a report on glass ceiling issues).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(7).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2002 Proxy Materials.

By copy of this letter, the Proponents are being notified of Wal-Mart's intention to omit the Proposal from its 2002 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Sisters of Charity of Saint Elizabeth
Sisters of Mercy of the Americas
Sisters of the Presentation of the Blessed Virgin Mary
Catholic Healthcare West
Sisters of Saint Dominic of Caldwell, NJ

Enclosures

EXHIBIT A
PROPOSAL AND RELATED CORRESPONDENCE

SHAREHOLDERS' REQUEST FOR THE COMPANY'S EQUAL EMPLOYMENT OPPORTUNITY REPORT

Whereas: Equal employment is a key issue for shareholders. The *1995* bipartisan Glass Ceiling Commission Study explains that a positive diversity record also has a positive impact on the bottom line. This study is important for shareholders because it shows how many corporations in the United States select for advancement from less than 50 percent of the total talent available in our work force. Women and minorities comprise 57 percent of the work force yet represent only 3 percent of executive management positions and women are awarded more than half of all master degrees, yet represent only 10 percent of senior-level management positions.

These statistics show the limits placed on selecting the most talented people for employment and top management positions.

Not attending to diversity impacts the bottom line because of the real costs of discrimination cases, the potential loss of government contracts and the financial ramifications of a damaged corporate image.

- In 1996 the Wall Street Journal reported that Shoney's earnings for fiscal year 1992 posted a direct loss of $16.6 million as a result of settling a racial discrimination suit for $134.5 million.
- In 1997 Denny's reported it was still trying to win back its minority customers, dating back to the 1992 discrimination complaints against Denny's.
- In 1998 Smith Barney agreed to spend $15 million on diversity programs to settle a case brought by plaintiffs charging sexual harassment.
- In 2001 Coca-Cola settled a racial discrimination suit for a historic $192.5 million.
- In 2001 Norfolk Southern paid $28 million in discrimination suit.

More than 150 major employers publicly report on work force diversity to their shareholders. Primary examples are Disney/ABC Commitment Report, USAir Affirming Workplace Diversity Report, Intel Diversity Report, Monsanto Diversity Report, and Texaco Diversity Report. *These reports often describe diversity progress and challenges, and many companies include this information in their annual reports.*

RESOLVED: The shareholders request our company prepare a report at reasonable cost within four months of the annual meeting that may omit confidential information on the issues described below.

1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category.
2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
4. A general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers. Word count: 445 (7/27/01)

EXHIBIT B
1999 PROPOSAL

ITEM 5: SHAREHOLDER PROPOSAL REGARDING GLASS CEILING REVIEW

The following shareholder proposal was received from the Sisters of Charity of The Incarnate Word, PO Box 230969, 6510 Lawndale, Houston, TX 77223-0969, holder of at least 2,000 shares on a post-split basis, and one other filer whose name, address and number of shares held will be provided upon request.

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act establishing a bipartisan twenty-nine member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, then Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, "[this] confirm[s] what many of us have suspected all along - the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issues boils down to ensuring equal access and equal opportunity."

Chairperson of the Glass Ceiling Commission Robert Reich stated, "The glass ceiling is not only an egregious denial of social justice that affects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers arid leaders available, for all levels of the organization."

The stated vision of the Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long-term success of the United States in domestic arid global market places." The report revealed that women made up 45.7 percent of the total workforce and earned over half of all Master degrees, yet 95 percent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report, released in 1995, confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were really two and one half times better than otherwise comparable companies."

We believe top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive.

RESOLVED: Shareholders request the Board of Directors prepare a report, at reasonable cost and excluding confidential information, available to shareholders four months from the date of the annual meeting on our progress in response to the Glass Ceiling Commission's business recommendations, including a review of:

(1) Steps company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(3) Explanation of how executive compensation packages and performance evaluations

integrate company efforts in breaking the glass ceiling.

(4) The top one hundred or one percent of company wage earners broken down by gender and race.

WAL-MART'S STATEMENT IN OPPOSITION TO THE GLASS CEILING SHAREHOLDER PROPOSAL

Wal-Mart associates are recruited, hired, trained and promoted based on their qualifications without regard to race, color, gender, religion, national origin, age, physical or mental impairment or veteran status. We strive to attract and retain associates that reflect the diversity of our customers and the communities in which we serve. This makes good business sense and has been beneficial to the social and financial performance of the Company. The Company understands the importance of adhering to these principles. The Company does not, however, agree with reporting its progress based on the Glass Ceiling Commission Report.

Wal-Mart's Diversity Action Committee formed the following mission statement regarding our diversity goals: "To create and foster an environment in which differences in people and culture are respected and reflected in every aspect of our Company." We have implemented Company-wide programs addressing leadership development, employee mentoring and workforce diversity. These programs give Wal-Mart a competitive advantage when recruiting and hiring qualified candidates.

Our goal is to increase awareness of the importance of diversity and commit to the principles expressed in our mission statement. The Board of Directors does not believe that the public dissemination of reports that contain sensitive information protected from public disclosure by federal law promotes a workplace where each individual is judged fairly according to her or his efforts and abilities.

The Company agrees with the general principles and objectives of the proposal, however, the Company does not believe it is in the best interest of the shareholders to increase the burden the federal government has already placed on the Company by requiring the preparation and dissemination of the requested report. **For these reasons, the Board urges you to vote against this proposal.**

ITEM 6: SHAREHOLDER PROPOSAL REGARDING THE IMPACT OF DEVELOPMENT ON CULTURALLY SENSITIVE AREAS

The following shareholder proposal was received from the Sinsinawa Dominicans, Inc., 2128 S. Central Park Avenue, Chicago, IL 60623, holder of 90 shares on a post-split basis.

WHEREAS, Wal-Mart currently is participating in development efforts which involve the destruction of an ancient burial site in Tennessee;

WHEREAS, state archeologists have confirmed that the site contains more than 100 graves that have rested in that location for over 800 years;

WHEREAS, community residents and other groups are vehemently opposing the construction plan and are calling for a nation-wide boycott of Wal-Mart;

WHEREAS, the policy of our Company in this particular development project raises the possibility that other Wal-Mart development projects may also disregard culturally sensitive and sacred lands;

WHEREAS, current local resistance to our Company's plans and activities in Tennessee and other locations may create an unstable investment climate, jeopardizing returns to shareholders;

EXHIBIT C
2000 PROPOSAL

STOCK PERFORMANCE CHART

This graph shows Wal-Mart's cumulative total shareholder return during the last five fiscal years ended January 31, 2000. The graph also shows the cumulative total returns of the S&P 500 Index and the published retail industry index. The comparison assumes $100 was invested on January 31, 1995, in Wal-Mart stock and in each of the indices shown and assumes that all of the dividends were reinvested.



Wal-Mart Stores, Inc.
S & P 500
S & P Retail Stores Composite
DOLLARS
600
500
400
300
200
100
0
495
387
342
313
313
295
222
191
178
175
139
129
108
106
90
1/95
1/96
1/97
1/98
1/99
1/00

ITEM 2: SHAREHOLDER PROPOSAL REGARDING GLASS CEILING REVIEW

The following proposal was received from the Sisters of Charity of the Incarnate Word, P.O. Box 230969, 6510 Lawndale, Houston, Texas 77223-0969, holder of 100 or more shares, and five other shareholders. Their names, addresses and the number of shares they hold will be provided upon request. The text of the proposal and the supporting statement follow:

"The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act and established a bipartisan twenty-one member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, stating this "confirm(s) what many of us have suspected all along – the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issues boils [sic] down to ensuring equal access and equality opportunity."

Secretary of Labor and Chairperson of the Glass Ceiling Commission Robert Reich states, "The glass ceiling is not only an egregious denial of social justice that effects [sic] two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The slated [sic] vision of the bipartisan Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long-term success of the United States in domestic and global market places." The report revealed that women made up 45.7 percent of the total workforce and earned over half of all Master degrees, yet 95 percent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were nearly two and one half times better than otherwise comparable companies."

We believe that top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive in the future.

RESOLVED that shareholders request: The Board of Directors prepare a report, at reasonable cost and excluding confidential information, available to shareholders by the Fall of 2000 on our progress in response to the Glass Ceiling Commission's business recommendations including a review of:

(1) Plans of the CEO and Board to address the glass ceiling issue.

(2) Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(3) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(4) An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling.

(5) The top one hundred or one percent of company wage earners broken down by gender and race."

WAL-MART'S STATEMENT IN OPPOSITION TO THE GLASS CEILING SHAREHOLDER PROPOSAL

Wal-Mart's Diversity Action Committee has developed the following diversity mission statement for Wal-Mart: "To create and foster an environment in which differences in people and culture are respected and reflected in every aspect of our Company." Because of Wal-Mart's strong commitment to this mission statement, we work hard to attract and retain associates that reflect the diversity of our customers and the communities we serve. We recruit, hire, train and promote our associates based on their qualifications without regard to race, color, gender, religion, national origin, age, physical or mental impairment or veteran status. We have implemented company-wide programs stressing leadership development, employee mentoring and workforce diversity. We do all of these things both because they are the right thing to do and because they make good business sense. Placing a serious emphasis on diversity has been beneficial to Wal-Mart's social and financial performance, and has given us a competitive edge in recruiting and hiring the most qualified candidates.

In order to inform Wal-Mart shareholders and the general public of our diversity philosophy and programs, we have created the Diversity Brochure. This brochure is available to anyone requesting it, and it contains much of the information sought by the proposal without reference to the Glass Ceiling Report. Wal-Mart has not identified a need to use the Glass Ceiling Report to design and implement diversity policies and procedures, as such policies and procedures have been in place and in practice since long before the existence of the Glass Ceiling Report. As stated in the Diversity Brochure, as a result of existing policies and procedures, "[t]he number of women and minorities in management positions within Wal-Mart has increased steadily throughout the company." Wal-Mart does not provide the extensive compensation information requested by the Proponents, because information on Wal-Mart's most highly compensated executives is already provided in Wal-Mart's publicly available filings with the Securities and Exchange Commission, and our Board of Directors believes that providing such information on one hundred employees, as requested by the proposal, would violate the privacy rights of those employees.

Wal-Mart agrees with the general principles and objectives of the proposal, but the Board of Directors believes that the report requested by the proposal is unnecessary in most respects and, in other respects, is potentially harmful to Wal-Mart and not in the best interests of the shareholders. Wal-Mart already complies with federal, state and local governmental reporting requirements regarding compliance with equal employment opportunity laws, and the preparation and distribution of an additional report will not enhance Wal-Mart's strong and lasting commitment to equal employment opportunity. Moreover, the Board believes that requiring preparation and distribution of another report would not be a beneficial use of Wal-Mart's resources, and would involve revealing sensitive information which is protected from public disclosure by federal and state law.

For these reasons, the Board of Directors recommends that the shareholders vote AGAINST this proposal.

SUBMISSION OF SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

If you want to present a proposal for possible inclusion in the Company's 2001 proxy statement, send the proposal to Robert K. Rhoads, Secretary of the Company, Bentonville, Arkansas 72716, by registered, certified, or express mail. Proposals must be received on or before December 16, 2000.

The Company carefully considers all proposals and suggestions from shareholders. If a proposal is clearly in the best interests of Wal-Mart and its shareholders, the Company will implement it without including it in the proxy statement, unless a shareholder vote is required by law.

If you want to recommend a director candidate, please write to Robert K. Rhoads, Secretary of the Company, providing the recommended candidate's name, biographical information and qualifications. Wal-Mart's management will forward information about the most highly qualified candidates to the Compensation and Nominating Committee for consideration.

INDEPENDENT AUDITORS

Ernst & Young LLP has been selected as the Company's independent auditors. Ernst & Young and its predecessor, Arthur Young & Company, have been Wal-Mart's independent auditors since prior to the Company's initial offering of securities to the public in 1970. Representatives of Ernst & Young LLP will attend the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

OTHER MATTERS

The Board does not intend to present any items of business other than those stated in the Notice of Annual Meeting of Shareholders. If other matters are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by it in accordance with their best judgment. Discretionary authority to vote on other matters is included in the proxy.

By Order of the Board of Directors

Robert K. Rhoads

Robert K. Rhoads
Secretary

Bentonville, Arkansas
April 14, 2000

EXHIBIT D
1995 PROPOSAL

"Trustees") of the Walton Family Voting Trust. The business address of each Trustee is P.O. Box 1508, Bentonville, Arkansas 72712. The Walton Family Voting Trust will terminate on February 1, 2000, unless terminated before that date pursuant to the terms of the Trust Agreement or by law. The voting of all shares held by the Walton Family Voting Trust is determined by a majority of the Trustees. The Trustees may only sell shares of Common Stock held by the Walton Family Voting Trust with the prior written consent of the holders of seventy percent or more of the outstanding voting trust units.

(2) Of the total number of shares set forth in this column, there were 34,410 shares included on the basis that the beneficial owner had a right to acquire beneficial ownership within 60 days after March 31, 1995.

The following table sets forth the beneficial ownership of the Company's Common Stock by each of the directors and nominees, each of the executive officers named in the Summary Compensation Table and all of the Company's directors and executive officers as a group as of March 31, 1995.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership: Direct or Indirect with Sole Voting and Investment Power (1)	Indirect with Shared Voting and Investment Power	Total	Percent of Class
David R. Banks	8,000	8,000	16,000	*
Paul R. Carter	493,680	-	493,680	*
John A. Cooper, Jr.	366,192	-	366,192	*
Robert H. Dedman	2,000	-	2,000	*
William R. Fields	203,046	-	203,046	*
David D. Glass	2,772,779	92,908	2,865,687	*
Joseph S. Hardin, Jr.	128,649	-	128,649	*
Frederick S. Humphries	-	-	-	*
F. Kenneth Iverson	4,000	-	4,000	*
Dean L. Sanders	282,848	-	282,848	*
Elizabeth A. Sanders	3,000	-	3,000	*
Jack Shewmaker	1,915,822	-	1,915,822	*
Donald G. Soderquist	2,027,139	-	2,027,139	*
S. Robson Walton	414,984	871,760,878	872,175,862	37.96
John T. Walton	2,798,016	871,854,718	874,652,734	38.07
Directors and Executive Officers as a Group (20 persons)	12,230,230	871,974,186	884,204,416	38.48

* Less than one percent

(1) Includes shares that the following persons have a right to acquire within 60 days after March 31, 1995 through the exercise of stock options: (i) Messrs. Glass (276,602 shares), Soderquist (102,153 shares), Fields (32,491 shares), Sanders (12,855 shares) and Hardin (31,248 shares); and (ii) all directors and executive officers as a group (665,352 shares).

SHAREHOLDER PROPOSALS

The Company has received two shareholder proposals for inclusion in this Proxy Statement. Included with the proposals are the shareholders' supporting statements. The Board has carefully considered the proposals, together with the supporting statements, and has concluded it cannot support the proposals for the reasons given.

PROPOSAL NO. 1
CONCERNING EQUAL EMPLOYMENT REPORT

The Amalgamated Clothing and Textile Workers Union, 1808 Swann Street, N.W., Washington D.C., holder of 110 shares, and other shareholders, whose names, addresses and the number of shares held by each will be furnished by the Company promptly upon the receipt of any oral or written request, have advised the Company that they plan to introduce the following proposal at the Annual Meeting. The text of the proposal is:

Wal-Mart is one of America's largest retail chain employers in the rapidly growing service oriented job-market. We believe the vast majority of Wal-Mart's customers are either women or racial minorities. More than 50% of our nation's workforce is made up of women and racial ethnic group members.

According to Secretary of Labor Robert Reich the, "artificial barrier" known as the Glass Ceiling is holding back many women and minorities from attaining positions commensurate with their skills and training, and prevents the economy from growing to its full potential. We are concerned whether Wal-Mart has a Glass Ceiling in place.

We believe it makes good business sense for Wal-Mart to describe and publicize its employment standards which relate to its core customer groups and employees. By publicizing its standards, Wal-Mart will be an example to companies with whom it does business. In 1994 this resolution received support from 121,847,226 shares representing 7.3% of the company's shares.

We share the concerns of the 1991 United States Congressional Civil Rights and Glass Ceiling Commission that "additional remedies under Federal law are needed to deter harassment and intentional discrimination in the workplace ... women and minorities remain underrepresented in management and decision making positions in business." We support the statement, "We continue to find that if the CEO is committed to ensuring diversity, it can happen," as published in the U.S. Labor Department's report "Pipelines of Progress."

The sponsors of this proposal are pleased that a dialogue has begun with top management on this important issue and appreciate Wal-Mart's willingness to report to shareholders and associates regarding company programs in this area. However we believe this report has a serious flaw if there is no hard data describing whether these programs are successful and Wal-Mart's meaningful progress in its diversity programs.

RESOLVED: The shareholders request the Board to prepare a report at reasonable cost, available to shareholders and employees reporting on the following issues. This report, which may omit confidential information, shall be available by September 1995.

1. A chart identifying employees according to their sex and race in each of the nine major Equal Employment Opportunity Commission defined job categories for 1992, 1993, 1994 listing numbers in each category.

2. A summary of Wal-Mart's Affirmative Action policies and programs to improve performance, including job categories where women and minorities are underutilized.

3. A description of policies and programs oriented toward increasing the number of managers, who are qualified females and/or belong to minorities.

4. A general description of how our company publicizes our company's affirmative action policies and programs to merchandise suppliers and service providers.

5. A description of any policies and programs utilizing the purchase of goods and services from minority- and female-owned business enterprises.

The Company's Statement in Opposition

The Company firmly supports full compliance with all laws on fair employment and civil rights and believes its hiring and promotion practices demonstrate this. Wal-Mart's management reaffirms its commitment to providing equal opportunity in employment and in advancement for women and minorities. This commitment is an essential part of our philosophy of respecting the individual.

Every effort is made to communicate to all applicants and associates the Company's commitment to equal employment opportunity and compliance with civil rights laws. Our Annual Report, internal company communications and our advertising are all vehicles by which we share our strong commitment to these issues. Additionally, the Board monitors the Company's programs and performance regarding hiring and advancement of women and minorities at each regular meeting and the Company provides detailed information identifying associates according to their sex and race to the federal government.

Because Wal-Mart believes that communicating with its shareholders and associates is important, we have prepared a report, which is available upon request, describing our policies, programs, and progress in the area of equal employment. The report discusses Wal-Mart's diversity initiatives, training and development programs, internship programs, future workforce development, appointments and promotions, employment standards, relations with vendors, and advertising as they relate to equal employment issues.

The shareholder proposal, which Wal-Mart's shareholders have twice rejected, requests a report on five topics. Four of these are addressed in the report available to shareholders. The fifth item is a chart known as a Form EEO-1, which is a confidential document filed by private employers with the Equal Employment Opportunity Commission. Wal-Mart has not included its Form EEO-1 in the report prepared for shareholders. Providing the form to anyone other than the EEOC may expose Wal-Mart to competitive injury. In addition, because a report addressing items 2 through 5 of the proposal is available to shareholders, Wal-Mart believes that providing the Form EEO-1 is unnecessary because the report adequately addresses the concerns raised in the filer's supporting statement.

Because Wal-Mart has made a report available that covers all but one of the areas listed in the proposal, **THE DIRECTORS RECOMMEND SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.**

PROPOSAL NO. 2
CONCERNING CUMULATIVE VOTING

The Laborers' International Union of North America National (Industrial) Pension Fund, 905 16th Street, N.W., Washington, D.C., holder of 14,600 shares, has advised the Company that it plans to introduce the following proposal at the Annual Meeting. The text of the proposal is:

RESOLVED: That the shareholders of Wal-Mart Stores, Inc. ("Company") recommend that our Board of Directors take the necessary steps to adopt and implement a policy of cumulative voting for all elections of directors.

SUPPORTING STATEMENT: The election of corporate directors is the primary vehicle for shareholders to influence corporate affairs and exert accountability on management. We believe that the Company's financial performance is affected by its corporate governance policies and procedures and the level of accountability they impose. We believe cumulative voting increases the possibility of electing independent-minded directors that will enforce management's accountability to shareholders.

The election of independent-minded directors can have an invigorating effect on the Board of Directors, fostering improved financial performance and increased shareholder wealth. Management nominees often bow to a Chairman's desires on business strategies and executive pay without question.

Cumulative voting grants shareholders the number of votes equal to the number of shares owned multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes for a single director or apportion the votes among the candidates. At Wal-Mart Stores. Inc., shareholders owning 10% of the outstanding shares casting all their votes for one individual would be required to elect one director, absent any other support.

Currently, the Company's Board of Directors is composed entirely of management nominees. Cumulative voting places a check and balance on management nominees by creating more competitive elections.

WAL★MART

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 FEB 28 PM 4:10

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant Secretary
LAURA JAMES
Paralegal
DARA CHANTALANGSY
Legal Assistant

ANTHONY D. GEORGE
Sr. Corporate Counsel
KRISTOPHER ISHAM
Paralegal

CINDY MOEHRING
Sr. Corporate Counsel
KRISTY COVINGTON
Sr. Legal Assistant

February 27, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Response to Letter from Paul M. Neuhauser Regarding No-Action Request dated January 24, 2002 Relating to an Equal Employment Opportunity Shareholder Proposal Submitted by the Sisters of Charity of Saint Elizabeth and four other shareholders (collectively, the "Proponents")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart filed a no-action request with the Securities and Exchange Commission regarding the proposed omission of a shareholder proposal submitted by the Proponents (the "Proposal") from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders (the "No-Action Request"). On February 15, 2002, Wal-Mart received a copy of a letter from Paul M. Neuhauser to the Commission in response to Wal-Mart's no-action request. Wal-Mart is submitting this letter in response to allegations made by Mr. Neuhauser in his letter.

Rule 14a-8(i)(7)

Mr. Neuhauser asserts that Release No. 34-40018 (May 21, 1998) (the "Release") overrules the no-action letters that Wal-Mart cites in the No-Action Request. This assertion is inaccurate. The portion of the Release that addresses current Rule 14a-8(i)(7) explicitly reverses the position the Staff had taken in *Cracker Barrel Old Country Stores, Inc.* (Oct. 13, 1992). In *Cracker Barrel*, the Staff had indicated that all employment-related shareholder proposals, even those raising social policy issues, would be excludable on ordinary business grounds. The Release changed that position, as it stated that the Staff would "return to its case-by-case approach that prevailed prior to the Cracker Barrel no-action letter." The Release went on to say that "there is no bright-line test to determine when employment-related shareholder proposals raising social issues fall within the scope of the 'ordinary business' exclusion," and further stated that the Staff will "make reasoned distinctions in deciding whether to furnish 'no-action' relief." The Release does not indicate that the "ordinary business" ground will be inapplicable to any and all employment-related shareholder proposals purporting to raise social policy issues. Wal-Mart did not argue in the No-Action Request that the Proposal should be excludable because all employment-related shareholder proposals are excludable. Rather, Wal-Mart argued that the Proposal should be excludable when analyzed individually in accordance with the guidance provided by the Release. Therefore, Wal-Mart's argument does not contradict the Commission's position on this issue, as such position is expressed in the Release.

Mr. Neuhauser also asserts that "the controversy which led up to th[e] Release . . . centered around Wal-Mart . . . ." There is no evidence in either the proposing release (Release No. 34-39093, which refers to Wal-Mart only in footnote 71), or in the Release (which refers to Wal-Mart only in footnotes 45 and 47) to indicate that the change in interpretation of current Rule 14a-8(i)(7) was connected with, much less "centered around," Wal-Mart.

Finally, Mr. Neuhauser refers to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877 (S.D.N.Y. 1993), asserting that this decision governs Wal-Mart's treatment of the Proposal. This assertion is also inaccurate. The facts of the *Amalgamated* case were as follows: The proposal submitted to Wal-Mart by the proponents was an equal employment opportunity proposal that was substantially similar to the Proposal. In accordance with its *Cracker Barrel* position, the Staff granted Wal-Mart no-action, permitting it to exclude the proposal. The proponents sought an injunction to force Wal-Mart to include the proposal in its proxy materials, and were successful. The basis for the court's decision to grant the injunction was that the Staff's *Cracker Barrel* standard "sharply deviate[d] from the standard articulated in the 1976 Interpretive Release," which was the release that then governed the interpretation of the "ordinary business" ground for exclusion. The Release supersedes the interpretive guidance provided by the 1976 Interpretive Release. Therefore, if *Amalgamated* were decided today, it is not at all clear that a court would reach the same holding it reached in 1993, since it would defer to the Release, which indicates that employment-related proposals must be analyzed by the Staff on a case-by-case basis.

Rule 14a-8(i)(12)

For all of the reasons expressed in the No-Action Request, the Proposal is an invalid resubmission of a previously included proposal, and is therefore excludable in accordance with Rule 14a-8(i)(12). The overall substantive concern addressed by the Proposal is substantially the same as that addressed by the prior proposals discussed in the No-Action Request and, therefore, the Proposal violates the principle set forth in Release No. 34-19135 (Oct. 14, 1982) that proponents may not avoid the resubmission thresholds of Rule 14a-8(i)(12) "by simply recasting the form of the proposal, expanding its coverage, or by otherwise changing the language in a manner that precludes one from saying that the proposal is identical to a prior proposal." For this reason, as fully discussed in the No-Action Request, Wal-Mart believes that the Proposal may be excluded under Rule 14a-8(i)(12).

Wal-Mart is sending copies of this letter to each of the Proponents concurrently with its submission to the Staff. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further. Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Sisters of Charity of Saint Elizabeth
Sisters of Mercy of the Americas
Sisters of the Presentation of the Blessed Virgin Mary
Catholic Healthcare West
Sisters of Saint Dominic of Caldwell, NJ

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242

Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 10, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Wal-Mart Stores, Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Sisters of Charity of Saint Elizabeth, the Sisters of Saint Dominic of Caldwell, NJ, Catholic Healthcare West, the Sisters of Mercy of the Americas and the Sisters of the Presentation of the Blessed Virgin Mary (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of Wal-Mart Stores, Inc. (hereinafter referred to as "Wal-Mart" or the "Company"), and who have jointly submitted a shareholder proposal to Wal-Mart, to respond to the letter dated January 24, 2002, sent to the Securities & Exchange Commission by the Company, in which Wal-Mart contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(12).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Wal-Mart's year 2002 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to report on its workforce diversity and affirmative action policies for its general workforce.

Rule 14a-8(i)(7)

It is difficult to fathom why the Company insists on wasting the Staff's time with such a frivolous argument. The Company is surely aware of Release 34-40018 (May 21, 1998) since it cites that release in its own letter. That Release, of course, overrules each and every no-action letter cited by the Company. Wal-Mart is also aware of the controversy which led up to that Release since that controversy centered around Wal-Mart's own failure to include an EEO-1 shareholder proposal in its proxy statement. The Company is (we hope) also aware that the United States District Court rejected Wal-Mart's (i)(7) [then (c)(7)] argument and entered an injunction requiring Wal-Mart to include the proposal in its proxy statement. *Amalgamated Clothing and Textile Workers Union et al v. Wal-Mart Stores, Inc., 821 F. Supp 877 (S.D.N.Y. 1993).*

The undersigned has no doubt but that were Wal-Mart to omit, either with or without the sanction of the Staff, the Proponents' shareholder proposal from its proxy statement on (i)(7) grounds that Wal-Mart would again find itself a defendant by plaintiffs invoking the doctrine of *stare decisis* and seeking to enjoin its annual meeting.

We believe that by making this argument Wal-Mart is showing contempt for its own shareholders as well as for the intelligence of the Staff. Just as there are sanctions against proponents who fail to act in good faith (e.g. exclusion of proposals for three years after non-attendance to present a proposal), perhaps the Rule should be interpreted to sanction registrants that present totally frivolous arguments (e.g. refusal by the Staff to consider any 14a-8 no-action letter request by the registrant for three years after such a totally frivolous argument).

Rule 14a-8(i)(12)

The Company concedes that the Staff has rejected this identical argument concerning virtually identical shareholder proposals and made by the identical registrant. Wal-Mart Stores, Inc. (April 11, 2000). Accord, Chris-Craft Industries, Inc. (February 12, 1997). Although the Company has asked the Staff to reconsider its decision of two years ago, it has advanced no new arguments which were not considered by the Staff in its earlier ruling. Consequently, there is no reason for the Staff to reconsider its earlier decision.

For the Staff's assistance, we paraphrase in the three paragraphs below the argument submitted by the undersigned in opposition to Wal-Mart's year 2000 no-action request which argument was accepted by the Staff and which is wholly applicable to the Company's current no-action request.

The Glass Ceiling Proposal dealt exclusively with the most senior management of Wal-Mart. Although that Proposal may go slightly beyond the group that the Commission historically would have designated as the Company's executive officers, the Glass Ceiling Proposal was explicitly limited to the Company's top 100 managers. (See item 5 of the requested report.) As of January 31, 2001, Wal-Mart had some 1,244,000 employees worldwide. (See the Company's 10K for 2000.). Therefore, the Glass Ceiling Proposal is applicable only to approximately 0.08 of one percent of the Company's workforce (one out of every 12,500 employees). In contrast, the Proponents' shareholder proposal covers 100% of the Company's workforce. Since the Proponents' proposal covers the Company's general workforce while the Glass Ceiling Proposal is concerned exclusively with Wal-Mart's most senior management, the two proposals do not deal with substantially the same subject matter.

It is therefore not surprising that the Staff rejected an identical argument three [now 5] years ago. Chris-Craft Industries, Inc. (February 12, 1997).

The Company asserts that the "types of information" requested by the two proposals "are substantially similar". This is not true. On the contrary, the types of information requested differ radically as between the Proponents' proposal and the Glass Ceiling Proposal. Four of the five categories of information requested by the Glass Ceiling Proposal (paragraphs 1,2,4 and 5 of the Resolve Clause) are addressed exclusively to the glass ceiling problem. In contrast, one of the paragraphs in the Proponents' Proposal (paragraph 4) deals with suppliers; one of the paragraphs of the Proponents' Proposal (paragraph 1) deals with the composition of the entire general workforce and one of the paragraphs of the Proponents' Proposal (paragraph 2) deals with recruitment of the general workforce. None of those topics are dealt with in the Glass Ceiling Proposal. Thus, the coverage of the reports requested by the two proposals is entirely different.

For the foregoing reasons, the Company's request for a no-action letter based on Rule 14a-8(i)(12) should be denied.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru February 27) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru February 27 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Allison D. Garrett, Esq.
All proponents
Gary Brouse
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

The proposal requests that the Wal-Mart prepare a report on its equal employment opportunity policies and programs, including a review of specified topics.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(12). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Grace K. Lee
Attorney-Advisor